Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411

Date: 07.03.05

ORK – Chips – preliminary results of the public offer

The offer period expired on 4 March 2005.

The preliminary results show that shareholders who, together with Orkla, own a total of approximately 97.0 % of the shares and 98.1 % of the votes had accepted the offer at the end of the offer period.

All of the necessary official approvals for completion of the offer have been received. Orkla has therefore decided to complete the offer provided that the stipulated conditions have still been met when the final result of the offer is known.

The final result of the offer will be available and published by 11 March 2005 at the latest.

 ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411

Date: 09.03.05

ORK – Chips – completion of Orkla's offer

The offer period expired on 4 March 2005

The final result shows that shareholders who, with Orkla, own approximately 97 % of the shares and 98.6 % of the votes had accepted the offer at the end of the offer period. The conditions for completing the offer have now been met. Orkla has announced that the offer will be completed as soon as the agreed amendments to Chips' Articles of Association have been registered and by 11 March 2005 at the latest.

In connection with the completion of the offer, Orkla's shareholding in Chips has exceeded two thirds of the votes in the company. In accordance with the Finnish Securities Trading Act, Orkla will therefore make a mandatory offer to buy the remaining Chips shares. Since Orkla's share of the shares and votes also exceeds nine tenths of Chips, Orkla will begin the process of redeeming all the outstanding shares in accordance with the Finnish Companies Act

Notice to the Oslo Stock Exchange


ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Bård Haugen, Elkem ASA, Tel.: +47 22 45 01 00
Rune Helland, Orkla ASA, Tel.: +47 22 54 44 11

Date: 9 March 2005

ORK – Trade subject to notification

On 8 March 2005 Orkla ASA and Elkem ASA carried out the following transactions:
The closely associated company Elkem ASA has sold and Orkla ASA has purchased 32,377 shares in Orkla ASA at a price of NOK 226.57 per share. The shares, which were owned by Elkem ASA before 10 January 2005, constituted Elkem ASA's total holding of Orkla shares.

Since this is an internal transaction within the Orkla Group, it entails no change in Orkla's (including its subsidiaries') holding of Orkla shares, which still totals 6,362,677 shares.

Orkla has issued 1,777,075 options. Orkla has also an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 448,500 synthetic options of cash bonus programme.